Exhibit 99.3

CONSENT OF AUTHOR

July 24, 2015

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

B2Gold Corp.

Dear Sirs/Mesdames:

Re:	B2Gold Corp.

The undersigned is responsible for preparing the technical report titled “B2Gold Corp NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the Press Release of B2Gold Corp. dated June 11, 2015 (the “Disclosure”).

The undersigned also confirms that she has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Sections of the Technical Report for which she is responsible and that the Technical Report supports the Disclosure.

(Signed) “Sandy Hunter”

Sandra (Sandy) Hunter MAusIMM(CP)